Exhibit 4.7

DESCRIPTION OF SECURITIES OF VIVEON

The following description of capital stock of Viveon Health Acquisition Corp. (“Viveon”, or the “Company”) and provisions of Viveon’s current amended and restated certificate of incorporation, as amended (the “Existing Charter”), bylaws and the Delaware General Corporation Law (“DGCL”) are summaries and are qualified in their entirety by reference to Viveon’s Existing Charter and bylaws and the text of the DGCL. Copies of these documents have been filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to the Annual Report on Form 10-K to which this description has been filed as an exhibit.

General

Viveon’s authorized capital stock consists of 60,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) and 1,000,000 shares of preferred stock, par value $0.0001 per share. The authorized and unissued shares of Common Stock are available for issuance without further action by Viveon’s stockholders unless such action is required by applicable law or the rules of any stock exchange on which Viveon’s securities may be listed. Unless approval of stockholders is so required, the board of directors of Viveon (the “Board”) will not seek stockholder approval for the issuance and sale of Common Stock.

On December 28, 2020, Viveon consummated an initial public offering (“IPO”) of 17,500,000 units (the “Units” and, with respect to the Common Stock included in the Units being offered, the “public share”, the warrants included in the Units, the “Public Warrants” and the rights included in the Units, the “Rights”), at $10.00 per Unit, generating gross proceeds of $175,000,000.

Units

Each Unit consists of one share of Common Stock, one Public Warrant and one Right. Each Public Warrant entitles the holder thereof to purchase one-half (½) of a share of Common Stock at a price of $11.50 per whole share, subject to adjustment. Each Public Warrant will become exercisable on the later of one year after the closing of the IPO or the consummation of an initial business combination, and will expire five years after the completion of an initial business combination, or earlier upon redemption. Pursuant to the warrant agreement, a warrant holder may exercise its Public Warrants only for a whole number of shares. This means that only an even number of Public Warrants may be exercised at any given time by a warrant holder. For example, if a warrant holder holds one Public Warrant to purchase one-half (½) of one share, such Public Warrant shall not be exercisable. If a warrant holder holds two Public Warrants, such Public Warrants will be exercisable for one share. Each right entitles the holder thereof to receive one-twentieth (1/20) of a share of Common Stock upon consummation of our initial business combination.

Common Stock

Holders of record of Viveon’s Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve Viveon’s initial business combination, Viveon’s insiders, officers and directors, have agreed to vote their respective shares of Common Stock owned by them, and any shares acquired in the open market, in favor of the proposed business combination.

Viveon will consummate the business combination only if public stockholders do not exercise conversion rights in an amount that would cause its net tangible assets to be less than $5,000,001.

Pursuant to the Charter, Viveon has until June 30, 2023 to complete a business combination. In the event that Viveon does not consummate its initial business combination by June 30, 2023, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than five business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Our Initial Stockholders have agreed to waive their rights to share in any distribution with respect to their Founders Shares.

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Viveon’s stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of Common Stock, except that public stockholders have the right to sell their shares to Viveon in any tender offer or have their shares of Common Stock converted to cash equal to their pro rata share of the Trust Account if they vote on the proposed business combination and the business combination is completed.

If Viveon holds a stockholder vote to amend any provisions of the Existing Charter relating to stockholder’s rights or pre-business combination activity (including the substance or timing within which Viveon has to complete a business combination), Viveon will provide its public stockholders with the opportunity to redeem their shares of Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Viveon to pay its franchise and income taxes, divided by the number of then outstanding Public Shares, in connection with any such vote. In either of such events, converting stockholders would be paid their pro rata portion of the Trust Account promptly following consummation of the business combination or the approval of the amendment to the Existing Charter. If the business combination is not consummated or the amendment is not approved, stockholders will not be paid such amounts.

Preferred Stock

There are 1,000,000 shares of preferred stock authorized. Our Board is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. However, the underwriting agreement prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the Trust Account, or which votes as a class with the Common Stock on our initial business combination. We may issue some or all of the preferred stock to consummate our initial business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we reserve the right to do so in the future.

Public Warrants

20,125,000 Public Warrants are currently outstanding. Each Public Warrant entitles the registered holder to purchase one-half (1/2) of a share of Common Stock at a price of $11.50 per whole share, subject to adjustment as discussed below, at any time commencing on the later of one year after the closing of Viveon’s initial public offering (“IPO”) or the consummation of an initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of Public Warrants may be exercised at any given time by a warrant holder. However, no Public Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the warrants and a current prospectus relating to such shares of Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of Common Stock issuable upon exercise of the Public Warrant is not effective within 120 days from the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. The warrants will expire five years from the closing of our initial business combination at 5:00 p.m., New York City time.

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18,000,000 Private Warrants are current outstanding. The Private Warrants are identical to the Public Warrants underlying the Units except that such Private Warrants will not be redeemable and may be exercisable for cash (even if a registration statement covering the shares of Common Stock issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates.

We may call the outstanding Public Warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $16.50 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the Public Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Public Warrant will have no further rights except to receive the redemption price for such holder’s Public Warrant upon surrender of such Public Warrant.

The redemption criteria for our Public Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Public Warrants.

If we call the Public Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of our Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. Whether we will exercise our option to require all holders to exercise their Public Warrants on a “cashless basis” will depend on a variety of factors including the price of our Common Stock at the time the Public Warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The Public Warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding Public Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of Common Stock issuable on exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of shares of Common Stock at a price below their respective exercise prices.

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If (x) we issue additional shares of Common Stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.50 per share of Common Stock (with such issue price or effective issue price to be determined in good faith by the Board, and in the case of any such issuance to our sponsor, initial stockholders or their affiliates, without taking into account any founders’ shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the Market Value is below $9.50 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which we issue the additional shares of Common Stock or equity-linked securities and the $16.50 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 165% of the Market Value. The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their Public Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Except as described above, no Public Warrants will be exercisable for cash and we will not be obligated to issue shares of Common Stock unless at the time a holder seeks to exercise such Public Warrant, a prospectus relating to the shares of Common Stock issuable upon exercise of the Public Warrants is current and the shares of Common Stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the shares of Common Stock issuable upon exercise of the Public Warrants until the expiration of the Public Warrants. However, there is no assurance that we will be able to do so and, if we do not maintain a current prospectus relating to the shares of Common Stock issuable upon exercise of the Public Warrants, holders will be unable to exercise their Public Warrants and we will not be required to settle any such Public Warrants exercise. If the prospectus relating to the shares of Common Stock issuable upon the exercise of the Public Warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Public Warrants reside, we will not be required to net cash settle or cash settle the Public Warrants exercise, the Public Warrants may have no value, the market for the Public Warrants may be limited and the Public Warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their Public Warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.9% of the shares of Common Stock outstanding.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Common Stock to be issued to the warrant holder.

On March 21, 2022, March 23, 2022, April 4, 2022, April 27, 2022, May 9, 2022, October 27, 2022, and November 25, 2022, we entered into subscription agreements with several lenders for a loan of up to $4,000,000, in the aggregate (the “Subscription Agreements”). Pursuant to the Subscription Agreement, we issued a series of unsecured senior promissory notes in the aggregate principal amount of up to $4,000,000 (the “Notes”) to the subscribers. Pursuant to the terms of the Subscription Agreements, the subscribers shall receive warrants to purchase one share of Company common stock for every $2.00 of the funded principal amount of the Notes up to 2,000,000 shares of the Company common stock, in the aggregate, at an exercise price of $11.50 per share, subject to adjustment (the “March 2022 Warrants”). The March 2022 Warrant term commences on the Exercise Date (as hereinafter defined) for a period of 49 months. The March 2022 Warrants are exercisable commencing on the date of the initial business combination (the “Exercise Date”) and have a cashless exercise feature that is available at any time on or after the Exercise Date. Commencing on the date 13 months following the Exercise Date, the subscribers have the right, but not the obligation, to put the March 2022 Warrants to the Company at a purchase price of $5.00 per share. The Company has agreed to file, within thirty (30) calendar days after the consummation of an initial business combination, a registration statement with the Securities and Exchange Commission to register for resale the shares of common stock underlying the March 2022 Warrants.

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Contractual Arrangements with respect to the Certain Warrants

We have agreed that so long as the Private Warrants are still held by the initial purchasers or their affiliates, we will not redeem such warrants and we will allow the holders to exercise such warrants on a cashless basis (even if a registration statement covering the shares of Common Stock issuable upon exercise of such warrants is not effective). However, once any of the Private Warrants are transferred from the initial purchasers or their affiliates, these arrangements will no longer apply. The Private Warrants were issued in a private transaction. Accordingly, the holders and their transferees will be allowed to exercise the Private the Private Warrants is not effective and receive unregistered shares of Common Stock.

Rights included as part of Units

Each holder of a Right will automatically receive one twentieth (1/20) of a share of Common Stock upon consummation of the business combination, even if the holder of a Right converted all shares of Common Stock held by him, her or it in connection with the business combination or an amendment to the Existing Charter with respect to Viveon’s pre-business combination activities. No additional consideration will be required to be paid by a holder of Rights in order to receive his, her or its additional shares of Common Stock upon consummation of the business combination. The shares issuable upon exchange of the Rights will be freely tradable (except to the extent held by affiliates of Viveon).

Viveon will not issue fractional shares in connection with an exchange of Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. As a result, holders must hold rights in multiples of 20 in order to receive shares for all of the holders’ Rights upon closing of the business combination. If Viveon is unable to complete an initial business combination within the required time period and it liquidates the funds held in the Trust Account, holders of Rights will not receive any of such funds with respect to their Rights, nor will they receive any distribution from Viveon’s assets held outside of the Trust Account with respect to such Rights, and the Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the Rights upon consummation of the business combination. Additionally, in no event will Viveon be required to net cash settle the Rights. Accordingly, the Rights may expire worthless.

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